UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Dominari Holdings Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

0088753043
(CUSIP Number)

Scott A. Mautner, Esq. Harrington Ocko & Monk, LLP 81 Main Street, Suite 215 White Plains, NY 10601 (914) 686-4800
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

June 21, 2023
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 0088753043

1	NAME OF REPORTING PERSON Kyle Michael Wool
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,512 (1)
	8	SHARED VOTING POWER 812,489 (1)
	9	SOLE DISPOSITIVE POWER 6,512 (1)
	10	SHARED DISPOSITIVE POWER 812,489 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 819,001
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.83% (2)
14	TYPE OF REPORTING PERSON IN

(1)

Of the 812,489 shares reported as beneficially owned with shared voting and dispositive power, 200,550 shares are beneficially owned directly by Mr. Wool and 611,939 shares are beneficially owned directly by Ms. Yu, Mr. Wool’s spouse. Of the 6,512 shares reported as beneficially owned with sole voting and dispositive power, 1,477 shares are held by Catatonk Creek, LLC, of which Mr. Wool is the sole member, 1,476 shares are held by Tioga 22, LLC, of which Mr. Wool is the sole member, and 3,559 shares are held in a UTMA account for the benefit of a minor relative.

(2)	Calculated based on 4,592,578 shares of common stock of the Issuer outstanding as of May 8, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2023.

SCHEDULE 13D

CUSIP No. 0088753043

1	NAME OF REPORTING PERSON Soo Yu
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,477 (1)
	8	SHARED VOTING POWER 812,489 (1)
	9	SOLE DISPOSITIVE POWER 1,477 (1)
	10	SHARED DISPOSITIVE POWER 812,489 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 813,966
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.72% (2)
14	TYPE OF REPORTING PERSON IN

(1)

Of the 812,489 shares reported as beneficially owned with shared voting and dispositive power, 611,939 shares are beneficially owned directly by Ms. Yu and 200,550 shares are beneficially owned directly by Mr. Wool, Ms. Yu’s spouse. The 1,477 shares reported as beneficially owned with sole voting and dispositive power are held by Dongam, LLC, of which Ms. Yu is the sole member.

(2)	Calculated based on 4,592,578 shares of common stock of the Issuer outstanding as of May 8, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2023.

SCHEDULE 13D

CUSIP No. 0088753043

EXPLANATORY NOTE

The following constitutes Amendment No. 1 (this “Amendment No. 1”) to the Schedule 13D filed with the Securities and Exchange Commission on December 28, 2022 by the Reporting Persons (the “Original Schedule 13D”). This Amendment No. 1 supplements and amends the Original Schedule 13D as specifically set forth herein. Except as amended and supplemented by this Amendment No. 1, the Original Schedule 13D remains unchanged.

Item 2. Identity and Background.

Paragraphs (a) and (c) of Item 2 of the Original Schedule 13D are hereby deleted in their entirety and replaced with the following:

(a) This statement on Schedule 13D is being filed jointly by Kyle Michael Wool and Soo Yu as individuals, each of whom is referred to herein, together, as the “Reporting Persons.” The Reporting Persons are husband and wife.

(b) Mr. Wool serves as non-executive chairman of Revere Securities LLC and Ms. Yu is the Managing Director of International Private Client Services for Revere Securities LLC. The address of Revere Securities LLC is 650 Fifth Avenue, 35th Floor, New York, New York 10019. Each of Mr. Wool and Ms. Yu also serve as a director on the board of directors of the Issuer. Mr. Wool is also a special advisor to the Issuer. On April 3, 2023, Ms. Yu entered into an Employment Agreement with Dominari Securities LLC (the Issuer’s broker-dealer subsidiary) (“Dominari Securities”), as amended by the Amendment to Employment Agreement, dated as of April 19, 2023 (the “Employment Agreement”), to serve as a special projects manager and a registered brokerage representative for Dominari Securities.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Original Schedule 13D is hereby amended and supplemented with the following:

●	On June 21, 2023, Ms. Yu received 1,033,591 shares of Common Stock pursuant to the terms of the Employment Agreement. Of the 1,033,591 shares of Common Stock, 48.75%, or 503,876 shares, were concurrently withheld at the time of grant by the Issuer for tax withholding purposes.

Item 4. Purpose of Transaction.

Item 4 of the Original Schedule 13D is hereby amended and supplemented with the following:

As of April 3, 2023, Ms. Yu serves as a special projects manager and a registered brokerage representative for Dominari Securities. Pursuant to the Employment Agreement, which is for a term of one year, Ms. Yu is entitled to receive a base salary of $150,000 per year and a 60% commission on the gross revenue she generates at Dominari Securities. In addition to her base salary and commissions, Ms. Yu is eligible to receive up to $7.8 million based on the assets under management or account value of accounts she opens at Dominari Securities. Upon Ms. Yu completing all required registrations and opening accounts for clients with assets under management or account value of at least $50 million, Ms. Yu will be entitled to a payment of $2.4 million. Upon Ms. Yu opening accounts for clients with assets under management or account value of at least $150 million (inclusive of prior account values), Ms. Yu will be entitled to a payment of $2.7 million. Upon Ms. Yu opening accounts for clients with assets under management or account value of at least $560 million (inclusive of prior account values), Ms. Yu will be entitled to a payment of $2.7 million. The foregoing description of the Employment Agreement is qualified in its entirety by reference to the text of the Employment Agreement, which is attached hereto as Exhibit 1.01 and incorporated herein by reference.

The transaction giving rise to the filing of this Amendment No. 1 is the acquisition of 529,715 shares of Common Stock by Ms. Yu pursuant to the Employment Agreement.

Except as disclosed in this Item 4, the Reporting Persons have no current plans or proposals which relate to or would result in any of the events described in Items (a) through (j) of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose.

Item 5. Interest in Securities of the Issuer.

(a)-(b) The Reporting Persons have shared voting and dispositive power over 812,489 shares of Common Stock of the Issuer as a result of their status as husband and wife. Of the 812,489 shares of Common Stock that the Reporting Persons have shared voting and dispositive power over, 200,550 shares are beneficially owned directly by Mr. Wool and 611,939 shares are beneficially owned directly by Ms. Yu. In addition, Mr. Wool has sole voting and dispositive power over 6,512 shares of Common Stock, which he holds indirectly as follows: 1,477 shares are held by Catatonk Creek, LLC, of which Mr. Wool is the sole member; 1,476 shares are held by Tioga 22, LLC, of which Mr. Wool is the sole member; and 3,559 shares are held in a UTMA account for the benefit of a minor relative. Ms. Yu has sole voting and dispositive power over an additional 1,477 shares, which are held by Dongam, LLC, of which Ms. Yu is the sole member. Accordingly, on an individual basis, Mr. Wool and Ms. Yu beneficially own 17.83% and 17.72%, respectively, of the outstanding Common Stock of the Issuer based on 4,592,578 shares of common stock of the Issuer outstanding as of May 8, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2023.

SCHEDULE 13D

CUSIP No. 0088753043

(c) During the past sixty (60) days, Mr. Wool purchased an aggregate of 9,982 shares of Common Stock in open market transactions as follows:

Date of Purchase	Number of Shares	Price Per Share
5/16/2023	2,000	$2.7114
5/17/2023	2,000	$2.7695
5/18/2023	2,000	$2.9385
5/18/2023	58	$2.5441
5/30/2023	2,000	$2.5898
6/8/2023	424	$2.5882
6/9/2023	1,500	$2.7639

On June 21, 2023, Ms. Yu received 1,033,591 shares of Common Stock pursuant to the terms of the Employment Agreement. Of the 1,033,591 shares of Common Stock, 48.75%, or 503,876 shares, were concurrently withheld at the time of grant by the Issuer for tax withholding purposes.

(d) None.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information provided or incorporated by reference in Items 2, 3, 4 and 5 of this Amendment No. 1, is hereby incorporated herein by this reference thereto.

Item 7. Material to be Filed as Exhibits.

Exhibit 1.01	Employment Agreement, made and entered into as of April 3, 2023, by and between Dominari Securities LLC and Soo Yu incorporated by reference to Exhibit 10.1 to the Issuer’s Quarterly Report on Form 10-Q (File No. 000-05576) filed on May 11, 2023.
Exhibit 1.02	Amendment to Employment Agreement, made and entered into as of April 19, 2023, by and between Dominari Securities LLC and Soo Yu incorporated by reference to Exhibit 10.2 to the Issuer’s Quarterly Report on Form 10-Q (File No. 000-05576) filed on May 11, 2023.
Exhibit 1.03	Joint Filing Agreement, dated as of July 6, 2023, between the Reporting Persons.

SCHEDULE 13D

CUSIP No. 0088753043

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: July 6, 2023

/s/ Kyle Wool
Kyle Wool

/s/ Soo Yu
Soo Yu